CUSIP No. 058823105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13-D/A UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2) * BALTIA AIR LINES, INC. (Exact name of issuer)
Common Stock (Title of Class of Securities) 058823105 (CUSIP Number)
John A. Drago 1911 Route 110 Farmingdale, NY 11735 Tel No: 631 420-0589 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 29, 2015 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058823105

1. Name(s) of Reporting Person(s) : John A. DRAGO
2. Check the Appropriate Box is a Member of A Group	(a) [__] (b) [__]
3. SEC Use Only
4. Source of Funds: PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]
6. Citizenship or Place of Organization: New York, USA
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power:741,464,262 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 741,464,262 10. Shared Dispositive Power: -0-

11. Aggregate Amount Owned Each Reporting Person: 741,464,262

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [__]

13. Percent of Class Represented by Amount in Row 11: 11.22%

14. Type of Reporting Person: IN

CUSIP No. 058823105

AMEMDMENT NO. 2 - SCHEDULE 13-D This amendment is filed to reflect changes in the number of shares owned by the reporting person. All items not amended herein remain the same as previously filed.
ITEM 5:	Interest in Securities of Issuer

Item 5 is amended as follows:

The reporting person has acquired, over multiple years, a substantial interest in the issuer company, at present 741,464,262 shares of the issuer's outstanding common shares.

CUSIP No. 058823105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2015

John A Drago
By Albert Z Lewis
(Power of Attorney filed on the SEC's EDGAR filing system with Schedule 13-G for the reporting person on October 21, 2014)
/ ____signed___ /
Name and Title: Albert Z Lewis, Attorney At Law

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)